Asia Pacific Announces Extension of Warrants and

Mailing of Offer and Directors’ Circulars

Toronto ON April 20, 2006. Asia Pacific Resources Ltd. announces that it has received conditional approval from the Toronto Stock Exchange to extend the expiry date of its outstanding share purchase warrants and broker warrants from May 26 to July 26, 2006. The extension does not apply to warrants held by Olympus Capital Holdings Asia I, L.P. which owns approximately 46.4% of the outstanding shares of Asia Pacific and warrants to acquire approximately 27.8 million common shares.

On March 17, 2006 Asia Pacific announced that it had entered into a pre-acquisition agreement with SRMT Holdings Limited (the "Offeror").  The Offeror is an indirect wholly-owned subsidiary of Italian-Thai Development Public Company Limited ("ITD"), a public company domiciled in the Kingdom of Thailand.  Pursuant to the pre-acquisition agreement, the Offeror mailed, on April 19th, the take-over bid circular in respect of an offer to purchase (the "Offer") a maximum of 612,000,000 common shares of Asia Pacific on the basis of C$0.1425 per share and an offer to purchase all of the share purchase warrants of Asia Pacific on the basis of $0.0175 per warrant (being the difference between the offer price for the common shares and the exercise price of the warrants).

The directors of Asia Pacific have unanimously determined that the Offer for the common shares and share purchase warrants is in the best interests of Asia Pacific and is fair to the holders of Asia Pacific shares and Asia Pacific warrants from a financial point of view and unanimously recommend that holders of such securities accept the offer and tender their common shares and warrants to the offer.  The Directors’ Circular is being mailed together with the Offer.

Both the Offer and the Asia Pacific Directors’ Circular will be available on www.sedar.com following mailing.

Asia Pacific shares are traded on the TSX as well as the Frankfurt and Stuttgart Stock Exchanges, under the symbol APQ, and on the OTCBB under the Symbol APQCF.

For information:

Forbes West 866-655-5532 / forbes@sherbournegroup.ca

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